# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Heartland Express, Inc., CIK 0000799233
CUSIP: 422347104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 Heartland Way, North Liberty, Iowa (IA), 52317
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0001212393
Persons authorized to receive notices and communications: Michael J. Gerdin, 901 Heartland Way, North Liberty, Iowa (IA), 52317, 319-645-7060

## Reporting persons
- GERDIN MICHAEL J (CIK 0001212393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 11,500,292; shared voting power 20,453,598; sole dispositive power 11,500,292; shared dispositive power 20,453,598; aggregate amount beneficially owned 31,953,890 (40.7% of the class)
  Comment: The percentage indicated in row (13) is based on 78,529,641 shares of Common Stock outstanding as of March 10, 2025, as reported in the Issuer's Definitive Proxy Statement, as filed with the Securities and Exchange Commission on March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Heartland Express, Inc.
Address of issuer's principal executive offices: 901 Heartland Way, North Liberty, Iowa (IA), 52317

## Item 2. Identity and Background
Name of person filing: Michael J. Gerdin
Residence or business address: The business address of Mr. Gerdin is 901 Heartland Way, North Liberty, IA 52317.
Present principal occupation or employment: The principal occupation of Mr. Gerdin is Chief Executive Officer and President of the Issuer. The principal business address of the Issuer is 901 Heartland Way, North Liberty, IA 52317.
Criminal convictions in the last five years: During the last five years, Mr. Gerdin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Gerdin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Gerdin is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Gerdin is the trustee of the grantor retained annuity trusts established for the benefit of Ann S. Gerdin (collectively, the "GRATs"). As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by these GRATS and may be deemed to beneficially own the shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). Mr. Gerdin did not pay money or other consideration in connection with becoming the trustee of any of the GRATs.

Mr. Gerdin is the trustee of trusts established for the benefit of his children. As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by these four trusts and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the trustee of any of these trusts.

Mr. Gerdin is the trustee of the Michael J. Gerdin Revocable Trust. As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by the trust and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the trustee of the trust.

Mr. Gerdin is one of the co-trustees of the Ann S. Gerdin Revocable Trust. As a co-trustee, Mr. Gerdin has shared voting and dispositive power over the shares owned by this trust and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of this trust.

Mr. Gerdin is one of the co-trustees of the 2007 Gerdin Heartland Trust and the 2009 Gerdin Heartland Trust (together, the "Heartland Trusts"). As a co-trustee, Mr. Gerdin has shared voting and dispositive power over the shares owned by these trusts and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of any of the Heartland Trusts.

Mr. Gerdin is a co-general partner of Gerdin Family Investments, LP ("GFI"). As a co-general partner, Mr. Gerdin has shared voting and dispositive power over the shares owned by GFI and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-general partner of GFI.

Mr. Gerdin's spouse is the trustee of the Michael J. Gerdin Family Trust. Mr. Gerdin's spouse has voting and dispositive power over the shares owned by the Michael J. Gerdin Family Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
As set forth in Item 5(c), on May 5, 2025, the Michael J. Gerdin Revocable Trust purchased 148,272 shares of Common Stock in the open market. The purchases were made for investment purposes. Mr. Gerdin from time to time uses his personal funds to purchase Common Stock for investment purposes. Mr. Gerdin may cease buying the Common Stock at any time. Mr. Gerdin may purchase Common Stock in the open market or in privately negotiated transactions, or otherwise. Mr. Gerdin intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the shares of Common Stock for which he has voting power. In addition, Mr. Gerdin is the Chief Executive Officer, President, and a Director of the Issuer and, as a result, in the ordinary course or otherwise may take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in this Statement, or as announced publicly, Mr. Gerdin does not have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: There were 78,529,641 shares of Common Stock outstanding as of March 10, 2025, as reported in the Issuer's Definitive Proxy Statement, as filed with the Securities and Exchange Commission on March 28, 2025. As of the date hereof, Mr. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 31,953,890 shares of Common Stock, representing approximately 40.7% of the issued and outstanding shares of Common Stock, including 11,500,292 shares of Common Stock over which Mr. Gerdin has sole voting and dispositive power and 20,453,598 shares of Common Stock over which Mr. Gerdin has shared voting and dispositive power. Mr. Gerdin has sole voting and dispositive power over: (i) 10,000,000 shares of Common Stock owned by the GRATs, over which Mr. Gerdin serves as trustee; (ii) 1,461,868 shares of Common Stock owned by the Michael J. Gerdin Revocable Trust, of which Mr. Gerdin is trustee; and (iii) 38,424 shares of Common Stock owned by trusts established for the benefit of Mr. Gerdin's children, over which Mr. Gerdin serves as trustee. Mr. Gerdin has shared voting and dispositive power over: (a) 8,939,532 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust over which Mr. Gerdin serves as one of the co-trustees; (b) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, over which Mr. Gerdin serves as one of the co-trustees; (c) 4,283,975 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, over which Mr. Gerdin serves as one of the co-trustees; (d) 1,936,276 shares owned by GFI, in which Mr. Gerdin is one of the co-general partners; and (e) 290,010 owned by the Michael J. Gerdin Family Trust, over which Mr. Gerdin's spouse is the trustee. Mr. Gerdin disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of the co-trustees of the Heartland Trusts, he does not have the power to vote or dispose of those shares without the consent of the other co-trustees. Mr. Gerdin disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, he does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.
Number of shares as to which each person has sole or shared power to vote or dispose: See paragraph (a) above.
Transactions in the class effected during the past sixty days:
Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D, whichever is less.

On May 5, 2025, the Michael J. Gerdin Revocable Trust purchased 148,272 shares of Common Stock in the open market at a weighted average price per share of $7.8519, with a range of prices per share from $7.7400 to $7.9200, inclusive. Mr. Gerdin undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares purchased at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Gerdin and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- GERDIN MICHAEL J: /s/ Michael J. Gerdin, MICHAEL J. GERDIN (05/07/2025)